Exhibit 99.18

Notice of Annual Meeting of Shareholders and

Management Information Circular

Annual Meeting of Shareholders

to be held on December 29, 2020

December 2nd, 2020

These materials require your immediate attention. Should you not understand the content of this document, please consult your professional advisor.

SIGMA LITHIUM RESOURCES CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual meeting (the “Meeting”) of the shareholders of Sigma Lithium Resources Corporation (the “Corporation”) will be held on Tuesday December 29, 2020 at 10:00 a.m. (Toronto time), by virtual only meeting via live audio webcast online. Shareholders and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/252981855, where they can participate, vote, or submit questions during the meeting’s live webcast, for the following purposes:

(a)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2019 together with the report of the auditors thereon;

(b)	to fix the number of directors to be elected at six;

(c)	to elect directors for the ensuing year;

(d)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration; and

(e)	transact such other business as may properly come before the Meeting or any adjournments thereof.

Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their form of proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/SigmaLithium by December 23, 2020 and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 09:00 a.m. (Toronto time) on December 23, 2020, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

The Meeting will be hosted online by way of a live webcast at https://web.lumiagm.com/252981855. Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting.

•	Registered Shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “******”.

•	Duly appointed proxyholders: Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “******”.

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Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/SigmaLithium after submitting their voting instruction form in order to receive a Username. Non-Registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

WITHOUT A USERNAME, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING.

Only shareholders of record at the close of business on November 17, 2020 (the “Record Date”) will be entitled to vote at the Meeting, and, except as otherwise determined from time to time by directors of the Corporation, no shareholders becoming such after the Record Date will be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a shareholder of record for purposes of such other action.

The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Circular also provides the required information as to how shareholders and proxyholders can register for, and access and participate at, the Meeting.

Electronic copies of this notice, the Circular and other Meeting materials may be found on the Corporation’s profile on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Shareholders are reminded to review the Circular before voting.

DATED at Vancouver, British Columbia this2nd day of December, 2020.

BY ORDER OF THE BOARD OF
DIRECTORS of Sigma Lithium Resources Corporation

(signed) “Calvyn Gardner”
Calvyn Gardner
Chief Executive Officer

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Sigma Lithium Resources Corporation

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia, V6C 3E8

Management Information Circular for the Annual Meeting of Shareholders

to be held on December 29, 2020

Dated: December 2nd, 2020

PURPOSE OF SOLICITATION

This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management and the Board of Directors (the “Board”) of Sigma Lithium Resources Corporation (the “Corporation”) for use at the annual meeting of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Corporation (the “Meeting”) to be held on Tuesday, December 29, 2020 at 10:00 a.m. (Toronto time), and any adjournment or adjournments thereof for the purposes set forth in the Notice of Annual Meeting (the “Notice of Meeting”) accompanying this Circular.

The Meeting will be a virtual only meeting via live audio webcast online at https://web.lumiagm.com/252981855. Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting.

•	Registered Shareholders: The 15-digit control number located on the enclosed form of proxy (the “Form of Proxy”) or in the email notification you received is the Username and the Password is “******”.

•	Duly appointed proxyholders: Computershare Investor Services Inc. (“Computershare”) will provide the proxyholder with a Username after the voting deadline has passed. The Password to the Meeting is “******”.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/SigmaLithium after submitting their voting instruction form in order to receive a Username. Non-Registered Shareholders (as defined herein) who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

GENERAL INFORMATION

The information contained herein is provided as of December 2nd, 2020, unless indicated otherwise. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation or the management of the Corporation. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. All references to “$” are to Canadian dollars.

A copy of the 2019 Annual Report of the Corporation and the Corporation’s current annual information form is available on the Internet site of the System for Electronic Document Analysis and Retrieval, that was established by the Canadian Securities Administrators (“SEDAR”) at www.sedar.com.

RECORD DATE

The Shareholders of record on November 17, 2020 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Meeting except to the extent that:

(1)	such person transfers his or her Common Shares after the Record Date; and

(2)	the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes his or her ownership of the Common Shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the Shareholders’ list for the Meeting.

Any Registered Shareholder at the close of business on the Record Date who either personally attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have his or her Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information – Completion of Proxies”.

ATTENDING AND VOTING AT THE MEETING

The Meeting will be hosted online by way of a live webcast at https://web.lumiagm.com/252981855. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend and vote is provided below. The Meeting will begin at 10:00 a.m. (Toronto time) on December 29, 2020.

•	Registered Shareholders. Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/252981855 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number or Username along with the Password “******”.

•	Non-Registered Shareholders. Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/SigmaLithium after submitting their voting instruction form in order to receive a Username. Non-Registered Shareholders who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form. Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the Meeting, however such Non-Registered Shareholders will not be able to vote or submit questions.

•	United States Beneficial holders. To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with the Meeting Materials (as defined herein), or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than December 24, 2020 by 09:00 a.m. (Toronto time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the Meeting and vote your Common Shares at https://web.lumiagm.com/252981855 during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/SigmaLithium.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. IF YOU DO NOT WISH TO REVOKE ALL PREVIOUSLY SUBMITTED PROXIES, DO NOT ACCEPT THE TERMS AND CONDITIONS, IN WHICH CASE YOU CAN ONLY ENTER THE MEETING AS A GUEST.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies is made on behalf of the management of the Corporation. The costs incurred in the preparation of the Form of Proxy, the Notice of Meeting and this Circular, and costs incurred in the solicitation of proxies, will be borne by the Corporation. Solicitation of proxies will be primarily by mail, but may also be in person, by telephone or by electronic means. Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Common Shares.

Appointment of Proxies

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/SigmaLithium by December 23, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 09:00 a.m. (Toronto time) on December 23, 2020, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

WITHOUT A USERNAME, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING.

Completion of Proxies

The Form of Proxy affords Shareholders or intermediaries an opportunity to specify that the Common Shares registered in their name shall be voted for or against or withheld from voting in respect of certain matters as specified in the Notice of Meeting. The persons named in the Form of Proxy are the Chief Executive Officer, and a Director, respectively, of the Corporation.

A REGISTERED SHAREHOLDER OR AN INTERMEDIARY HOLDING COMMON SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING, IN THE PLACE OF THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED, OR SUBMIT ANOTHER APPROPRIATE PROXY.

A proxy must be dated and signed by the registered Shareholder or by his or her attorney authorized in writing or by the intermediary. In the case of a Shareholder that is a corporation, the proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation with proof of authority accompanying the proxy.

Proxies are to be submitted to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), using one of the following methods. Voting by Mail or Delivery: Computershare Investor Services Inc. Attention: 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Voting by Internet. Enter the 15-digit control number at www.investorvote.com.

In order to be valid, proxies must be received by 09:00 a.m. (Toronto time) on December 23, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution. If a proxy is not dated, it will be deemed to bear the date on which it was mailed by management of the Corporation.

A Shareholder or intermediary who has submitted a proxy may revoke it by instrument in writing executed by the Shareholder or intermediary or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with the Corporation at its offices as aforesaid at any time prior to the close of business on the second last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

Exercise of Discretion by Proxies

A Shareholder or intermediary may indicate the manner in which the persons named in the Form of Proxy are to vote with respect to any matter by checking the appropriate space. On any poll, those persons will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, the space should be left blank. IN SUCH INSTANCE, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendment, variation or other matter. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the management nominees.

Advice to Beneficial Holders of Securities

Further to the details above under the heading “Attending and Voting at the Meeting”, only Registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered Shareholder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (each, an “Intermediary” and collectively, the “Intermediaries”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the Form of Proxy or a voting instruction form and a supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Holders. Generally, a Non-Registered Holder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on the type of form they receive:

(1)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder; or

(2)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Holder must complete the form of proxy and submit it to Computershare as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the form of proxy or the voting instruction form is to be delivered.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

A Non-Registered Holder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own under NI 54-101 (“Non-Objecting Beneficial Owners”). The Corporation is not sending Meeting Materials directly to Non-Objecting Beneficial Owners, but rather is relying on Intermediaries and agents to send the Meeting Materials. The Corporation also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners.

If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As at the date hereof, there are 77,164,591 fully paid and non-assessable Common Shares issued and outstanding.

The current by-laws of the Corporation provide that a quorum for the purposes of conducting a meeting of the Shareholders is two persons present holding or representing by proxy an aggregate of at least 10% of the outstanding Common Shares entitled to vote at the Meeting.

Any registered Shareholder at the close of business on November 17, 2020, being the Record Date, who either personally attends the Meeting or who completes and delivers a proxy will be entitled to vote or have his or her Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information” above.

To the best of the knowledge of the directors and executive officers of the Corporation, as at December 2nd, 2020, only the following beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the Common Shares of the Corporation:

Name	Number of Common Shares held as of December 2nd, 2020	Percentage of total issued and outstanding Common Shares held as of December 2nd, 2020
A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior (“A10 FIA”)(1)	48,493,909	62.8%

Notes:

(1) All control and direction over the holdings of A10 FIA (including Common Shares) is exercised by the investment manager of A10 FIA, A10 Investimentos Ltda. (“A10 Investimentos”).

MATTERS TO BE ACTED UPON

At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate:

(a)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2019 together with the report of the auditors thereon;

(b)	to fix the number of directors to be elected at six;

(c)	to elect directors for the ensuing year;

(d)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration; and

(e)	transact such other business as may properly come before the Meeting or any adjournments thereof.

Additional detail regarding each of the matters to be acted on at the Meeting is set out below.

FIXING NUMBER OF DIRECTORS

At the Meeting, it is proposed that the number of directors to be elected at the Meeting to hold office until the next annual meeting or until their successors are elected or appointed, subject to the articles of the Corporation, be set at six. Unless otherwise directed, it is the intention of management to vote proxies in the Form of Proxy in favour of setting the number of directors to be elected at the Meeting at six.

ELECTION OF DIRECTORS

Action is to be taken at the Meeting with respect to the election of directors. The Shareholders will be asked to pass an ordinary resolution at the Meeting to elect, as directors, the nominees whose names are set forth in the table below. Each nominee elected will hold office until the next annual meeting of the Shareholders, or until his or her successor is duly elected or appointed, unless his or her office is vacated earlier in accordance with the Corporation’s articles. The Corporation is required by applicable corporate legislation to have an Audit Committee comprised of members of the Board a majority of whom must not be executive officers, employees or control persons of the Corporation or of an affiliate of the Corporation, in accordance with National Instrument 52-110 Audit Committees (“NI 52-110”). Please see the discussion below under the heading “Corporate Governance Practices”. The present members of the Audit Committee, are identified in the table below.

The following information relating to the nominees as directors is based partly on the records of the Corporation and partly on information received by the Corporation from the respective nominees, and sets forth the name, age and municipality of residence of the persons proposed to be nominated for election as directors, all other positions and offices within the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof. All but one of the nominees is currently a director of the Corporation.

Name, Age and Municipality of Residence	Other Position(s) Held	Director Since	Common Shares Held	Principal Occupation for the Past Five Years
Calvyn Gardner São Paulo, Brazil(2)	Co-Chairman and Chief Executive Officer	May 01, 2018	Nil (1)	Chief Executive Officer of the Company since May 1, 2018; Chief Executive Officer of Sigma Holdings since June 2017; prior thereto, Executive Director of RI-X.
Ana Cristina Cabral, São Paulo, Brazil(3)	Chief Strategy Officer Co-Chair	Jun 18, 2018	Nil (1)	Managing Partner at A10 Investimentos Ltda.
Frederico Marques, Toronto, Canada(4)	-	Jun 18, 2018	60,000	Partner and foreign legal consultant at McCarthy Tétrault LLP.
Gary Litwack, Toronto, Canada(5)	-	May 01, 2018	50,000	Counsel at McCarthy Tétrault LLP.
Anna Hartley, London, England(6)	Director of Investor Relations	Jun 28, 2019	Nil	Partner at A10 Investimentos Ltda. since March 2016; prior thereto, Associate Portfolio Manager at Beagle Asset Management.
Marcelo Paiva, São Paulo, Brazil(7)	-	Jan 11, 2019	406,550	Managing Partner at A10 Investimentos Ltda.

Note:

(1) Mr. Gardner and Ms. Cabral are quota holders in A10 FIA, but all control and direction over the holdings of A10 FIA (including Common Shares) is exercised by the general partner of A10 FIA, A10 Investimentos.

(2) Mr. Gardner is also a member of the Technical Committee of the Board,

(3) Ms. Cabral is also a member of the Finance Committee and Compensation Committee of the Board.

(4) Mr. Marques is also a member of the Audit Committee of the Board and chairman of the Compensation Committee of the Board.

(5) Mr. Litwack is also the chairman of the Audit Committee of the Board.

(6) Ms. Hartley is also a member of the Audit Committee and Finance Committee of the Board

(7) Mr. Paiva is also the chairman of the Finance Committee and a member of the Compensation Committee of the Board.

Biographies

Calvyn Gardner – Co-Chairman, Chief Executive Officer and Director

For nearly 20 years, Mr. Gardner has held executive positions at global and junior mining companies such as Anglo American Group and Trans Hex Group. Mr. Gardner also was a co-founder and managing partner of Hardac Investments, a private equity firm focused on investing in junior mining companies in Africa. Hardac’s major co-investors included Lazare Kaplan International in New York (one of DeBeers’ largest customers in the US) and Mvelaphanda Holdings (South Africa’s largest Black Economic Empowerment Group) in Johannesburg. Mr. Gardner’s extensive global career also includes positions such as General Manager of Operations at Highveld Steel and CEO at Trans Hex Group. Mr. Gardner has an MBA from the University of South Africa as well as a Bachelor of Science Degree in Electrical Engineering from the University of the Witwatersrand.

Ana Cristina Cabral – Co-Chair, Chief Strategy Officer and Director

Ms. Cabral has over 20 years of experience as a senior banker at global investment banks in New York, London and São Paulo. Ms. Cabral is a former Head of Lat. Am. Capital Markets at Goldman Sachs in New York and a former Managing Director at the firm. Ms. Cabral has been involved in a large number of transactions over her career, totaling more than US$100 billion, five of which won the prestigious IFR “Deal of the Year” award, including the privatization of Vale in 1996 and the acquisition of Inco by Vale in 2006. Ms. Cabral has an MBA degree from Columbia Business School and a Master in Finance degree from London Business School. Ms. Cabral serves on the Advisory Board of Columbia University Global Centers and is a board member of The American School of São Paulo.

Frederico Marques - Director

Frederico Marques has over 25 years of experience in structuring and implementing international transactions, including going public transactions, international joint ventures and strategic alliances, public and private M&A transactions, debt and equity capital raisings. Throughout his career, Frederico was involved in over US$30 Billion in M&A, financings, joint ventures and other sophisticated transactions. Frederico is a Founding Partner of S4G - Strategy for Growth and a Director and former Chairman of the BOD of the Brazil-Canada Chamber. Frederico combine 15 years of professional experience in Brazil, working for some of the leading and largest Brazilian companies, with 14+ years of experience working in Canada, including as a Partner of two of the largest Canadian law firms, leading their Latin America practice. Frederico is a lawyer with LLM and PhD degrees in International Law.

Gary Litwack - Director

Gary Litwack has over 30 years of experience advising public and private companies on financing, mergers & acquisitions, governance and commercial matters, with a focus on the mining industry. Mr. Litwack is a Canadian lawyer, Counsel at McCarthy Tétrault LLP in Toronto, Canada. Mr. Litwack received his LL.B. from the University of Ottawa, his LL.M. from Osgoode Hall Law School in 1992, and was called to the Ontario bar in 1990. Mr. Litwack is a member of the Canadian Bar Association and the Law Society of Ontario. Mr. Litwack has been an Adjunct Professor of Advanced Securities Law at Osgoode Hall Law School.

Marcelo Paiva – Director

Mr. Paiva is the Managing Partner and Co-Founder of A10 Investimentos. He is the portfolio manager of A10 FIA, the Corporation’s largest shareholder. Mr. Paiva has over 20 years of experience in asset management and investment banking in New York, London and São Paulo. Prior to A10 Investimentos, Mr. Paiva was a Portfolio Manager at the Mittal Family Office in São Paulo. Previously, he was a Vice-President at the U.K. asset manager Millennium Global in London, which, at the time, had over US$15 billion in assets under management and was one of the largest hedge funds in Europe. Mr. Paiva also held investment banking positions at Credit Suisse in London and UBS in New York. He has a Master in Business Administration from INSEAD in France and is a CFA Charterholder.

Anna Hartley – Director

Ms. Hartley has over 20 years of experience in equity asset management and equity analysis at prominent financial institutions in London and New York and joined A10 Investimentos as partner at the beginning of 2016 to develop an asset management business for the firm. Prior to joining A10 Investimentos, Ms. Hartley worked for seven years as Associate Portfolio Manager at the U.K. firm Beagle Asset Management, an institutional equity hedge fund manager founded by a former Head of Global Emerging Markets Strategy at Invesco. Before that, she spent six years working as a senior equity analyst at Goldman Sachs in New York. She also worked as an equity analyst at Barclays and Bear Stearns and as Investor Relations Manager at the asset manager Janus Henderson in London. She has a Master of Business Administration from London Business School in the category of Sloan Masters in Leadership and Strategy.

Corporate Cease Trade Orders or Bankruptcies

None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation for a period, of more than 30 consecutive days (an “order”) issued while he or she was acting in the capacity as director, chief executive officer or chief financial officer or (ii) was subject to an order after he or she ceased to act in such capacity and resulted from an event that occurred while he or she was acting in such capacity.

None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director or chief executive officer of any company that, while he or she was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

None of the above proposed directors, or a personal holding company thereof, has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Penalties and Sanctions

None of the above proposed directors has, within 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or have entered into a settlement agreement with a securities regulatory authority.

In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the election to the Board of those persons designated above as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion, unless the Shareholder has specified in his or her proxy that his or her Common Shares are to be withheld from voting on the election of directors.

APPOINTMENT OF AUDITORS

The Shareholders will be asked to pass an ordinary resolution at the Meeting to appoint KPMG LLP, the present auditors, as auditors of the Corporation to hold office until the next annual meeting of the Shareholders, at such remuneration to be determined by the Board. KPMG was first appointed by the Board on June 2018.

In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the appointment of KPMG LLP as auditors of the Corporation.

OTHER MATTERS COMING BEFORE THE MEETING

The Board knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxies solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

EXECUTIVE COMPENSATION

The following provides information regarding all significant elements of compensation paid, payable, granted, given or otherwise provided by the Corporation to:

•	Calvyn Gardner (the Corporation’s Co-Chairman and Chief Executive Officer) and Guilherme Guimarães (the Corporation’s Chief Financial Officer) (together, the “Named Executive Officers”), and

•	the directors of the Corporation that are not Named Executive Officers.

Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table is a summary of compensation (excluding compensation securities) paid, awarded to or earned by the Named Executive Officers and the directors who are not Named Executive Officers for the year ended December 31, 2019:

		Table of Compensation Excluding Compensation Securities
Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or Fees Meeting ($)	Value of Perquisites ($)(1)	Value of all other compensation ($)	Total compensation ($)
Calvyn Gardner Co- Chairman, Chief Executive Officer and Director	2019	$192,712	$-	$-	$-	$26,107	$218,819
Guilherme Guimarães Chief Financial Officer	2019	$192,712	$-	$-	$-	$22,719	$215,431
Itamar Resende(2) Former Chief Operating Officer of SMSA and Director	2019	$192,712	$-	$-	$34,751	$39,611	$267,074
Ana Cabral Co-Chair, Chief Strategy Officer and Director	2019	$-	$-	$-	$-	$-	$-
Maryse Bélanger(3) Former Director (Non-Executive Chair)	2019	$40,000	$-	$-	$-	$-	$40,000
Frederico Marques Director	2019	$-	$-	$-	$-	$-	$-
Gary Litwack Director	2019	$-	$-	$-	$-	$-	$-
Marcelo Paiva Director	2019	$-	$-	$-	$-	$-	$-
Anna Hartley Director and Director of Investor Relations	2019	$-	$-	$-	$-	$-	$-

Notes:

(1) The value of perquisites was based on the aggregate incremental cost to the Corporation and its subsidiaries. Each of the perquisites was provided in cash. The perquisites provided were residential rent (65% of the total value) and transportation (35% of the total value).

(2) Mr. Resende left the Corporation on April 30, 2020.

(3) Ms. Belanger left the Corporation on September 25, 2020.

Incentive Plan Awards

Awards Granted

The following table sets out the Awards granted in 2019 to the Named Executive Officers and to the directors of the Corporation that are not Named Executive Officers:

Compensation Securities

	Type of underlying compensation	Number of compensation securities, number of securities, and percentage of	Date of conversion issue or	Issue, or exercise	Closing price of security underlying security on date of grant	or Closing price of security or underlying security at	Expiry
Name and Position	security	class	grant	price ($)	($)	year end ($)	date
Calvyn Gardner Co-Chairman, Chief Executive Officer and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Guilherme Guimarães Chief Financial Officer	RSU	174,000	March 8	Nil	Nil	Nil	Nil
Itamar Resende Former Chief Operating Officer of SMSA and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ana Cabral Co-Chair, Chief Strategy Officer and Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Maryse Bélanger Former Director (Non-Executive Chair)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Frederico Marques Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gary Litwack Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Marcelo Paiva Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Anna Hartley Director and Director of Investor Relations	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Awards Exercised

990,000 awards (RSUs) were exercised in 2019 by the Named Executive Officers or the directors of the Corporation that are not Named Executive Officers: 50,000 Gary Litwack; 50,000 Maryse Belanger; 50,000 Frederico Marques; and 840,000 Itamar Resende.

Employment Contracts

Each of the Named Executive Officers has entered into an executive employment agreement with the Corporation. These agreements include (among others) provisions for their respective base salaries (US$145,600 for Mr. Gardner and Cdn$188,500 for Mr. Guimarães) and for their respective severance entitlements if their employment is terminated by the Corporation without cause (six months of base salary and continued benefits for Mr. Guimarães, and no severance entitlements for Mr. Gardner).

The executive employment agreement for Mr. Guimarães provide for entitlements in the event of a change of control of the Corporation. Mr. Gardner’s executive employment agreement does not provide for change of control entitlements.

For purposes of the agreements of Mr. Guimarães, a change of control of the Corporation means:

(a)	the removal of a majority of the incumbent directors or the election of a board comprised of a majority of members that were not incumbent directors;

(b)	a merger, amalgamation or other reorganization or acquisition involving the Corporation and another entity that results in the pre-transaction Shareholders holding less than 50% of the post-transaction outstanding Common Shares; or

(c)	any person or group of persons acting jointly or in concert acquiring Common Shares (or the right to vote Common Shares) that would entitle such person or group of persons to vote or direct the voting of 20% or more of the outstanding Common Shares.

In the event of the termination of the employment by the Corporation without cause or resignation with good reason (as such terms are defined in the agreements) within six months following a change of control, the agreements of Mr. Guimarães provide for the entitlement to lump sum payments equal to two years of base salary and bonus and two years of continued benefits.

Compensation Discussion and Analysis

Introduction

The purpose of this compensation discussion and analysis is to describe the significant elements of the Corporation’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Named Executive Officers, and to the directors of the Corporation.

While there is no present intention to make any material changes to the executive compensation program described in this section, the Board may review the executive compensation program and, if determined appropriate, may make changes they consider appropriate.

Compensation Philosophy and Objectives

The executive compensation program is designed to attract and retain qualified and experienced executives who will contribute to the success of the Corporation. The executive compensation program is designed to seek to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers will be motivated through the program to enhance long-term shareholder value.

Elements of Compensation

The executive compensation program consists of two components: (i) base compensation, and (ii) a long-term compensation component in the form of Awards under the Equity Incentive Plan. Both components are determined and administered by the Board.

Base Compensation

Base compensation for the senior executive officers is set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions and the Corporation’s cash position. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered.

Awards and Other Long-Term Compensation

To provide a long-term component to the executive compensation program, certain executive officers, directors and consultants will be granted Options and/or RSUs under the Equity Incentive Plan. The maximization of Shareholder value is encouraged by granting long-term equity incentives. Consideration is given to distributing long-term equity incentives amongst the various organizational levels including directors, officers and consultants. The Chief Executive Officer makes recommendations for the Chief Financial Officer and other key employees. These recommendations take into account factors such as Awards made in previous years, the number of long-term equity incentives outstanding per individual and the level of responsibility.

Risk Assessment and Oversight

Since compensation practices can have unintended risk consequences, the Board reviews its compensation policies to identify any practice that might encourage an employee to expose the Corporation to unacceptable risks. It is not believed that the compensation program encourages excessive or inappropriate risk taking as: (i) employees receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of the stock value, which allows employees to focus on the Corporation’s business; and (ii) the long-term equity incentives encourage a long-term perspective due to the vesting provisions of the Awards.

There is no current intention to implement a policy which prohibits any Named Executive Officer or director from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Director Compensation

The directors of the Corporation are not paid any cash fees but are granted Options and/or RSUs under the Equity Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or executive officer of the Corporation, nor any of their associates or affiliates, nor any employee of the Corporation is or has been indebted to the Corporation since the beginning of the most recently completed fiscal year of the Corporation, nor is, or at any time since the beginning of the most recently completed fiscal year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular or in the Corporation’s Management Discussion and Analysis for the year ended December 31, 2019, a copy of which has been filed on the SEDAR and is available under the Corporation’s profile at www.sedar.com, there are no material interests, direct or indirect, of directors, executive officers of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation’s most recently completed financial year.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, management of the Corporation is not aware of any material interest of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), issuers are to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Corporation is also subject to NI 52-110, which has been adopted in each of the Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board is responsible for the governance of the Corporation. The Board and the Corporation’s management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Below is a discussion of the Corporation’s approach to corporate governance.

Board of Directors

The Board currently consists of six directors, being Calvyn Gardner, Ana Cristina Cabral, Anna Hartley, Frederico Marques, Gary Litwack and Marcelo Paiva. Two directors, being Gary Litwack and Frederico Marques, are independent for the purposes of NI 58-101. Calvyn Gardner is not independent as a result of his being the Chief Executive Officer of the Corporation. Ana Cabral is not independent as a result of being executive officers of the Corporation and/or SMSA. Marcelo Paiva is not independent as a result of his being portfolio manager of A10 FIA (which owns more than 10% of the outstanding Common Shares) and a Managing Partner of A10 Investimentos (and, similarly, Anna Hartley is not independent as a result of being a Partner of A10 Investimentos).

Board Oversight

The Board exercises its independent supervision over the Corporation’s management through a combination of formal meetings of the Board as well as informal discussions amongst the Board members. The independent directors can also hold scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters arise at Board meetings which require decision making and evaluation that is independent of management and interested directors, the meeting breaks into an in camera session among the independent and disinterested directors.

Participation of Directors in Other Reporting Issuers

None of the directors participates in other reporting issuers.

Board Responsibility

The Board is responsible for the overall stewardship of the Corporation and dealing with issues which are pivotal to determining the Corporation’s strategy and direction. The Board has directly, and through the appointment of certain committees, put in place an effective system for monitoring the implementation of corporate strategies. The Board is not involved in the day to day operations of the Corporation, as these operations are conducted by the Corporation’s management. The Board meets regularly to consider and approve the strategic objectives of the Corporation and management plans designed to accomplish those objectives. Where appropriate, key management personnel and professional advisors are invited to attend Board meetings to speak to these issues. The Board also meets as necessary to consider specific developments and opportunities as they arise, including asset acquisitions and dispositions and financing proposals. The Board approves, among other things, all issuances of securities of the Corporation, the appointment of officers, the entering into of lines of credit or other significant borrowing activities and all significant transactions. The Board considers, but has no formal policies, concerning management development and succession, risk management and communications.

Essential to strategic planning is assessing and understanding business risks and related control systems. The Board helps set limits with respect to business risks, to the extent they can be managed, and approves strategies for minimizing risks. Implementations of these strategies are then monitored by the Board. The Board, through the Audit Committee, requires management of the Corporation to put into place systems to address financial risks and to periodically report to the Board on these systems and risks.

Management has implemented procedures to provide reasonable assurance of effective communication with the Corporation’s shareholders and the public. The Corporation’s management is responsible for the issuance of press releases and communications with the financial community. The Board reviews and approves all principal continuous disclosure documents, the release of interim and annual financial statements, annual information forms, prospectuses and proxy circulars.

Compensation Oversight

The Compensation Committee of the Board reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses, stock options and any share purchase plan, the review of and recommendations regarding the performance of the Chief Executive Officer of the Corporation and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The Board is responsible for proposing new director nominees and for assessing current directors on an ongoing basis. The Board is also responsible for the Corporation’s response to and implementation of the guidelines set forth from time to time by any applicable regulatory authorities.

Orientation and Continuing Education

While the Corporation does not have a formal orientation and training program, new members of the Board are provided with:

(a)	a copy of the policies and mandates of the Board and its committees and copies of the Corporation’s corporate governance policies, which provides information respecting the functioning of the Board;

(b)	access to recent, publicly filed documents of the Corporation;

(c)	access to management; and

(d)	access to legal counsel in the event of any questions relating to the Corporation’s compliance and other obligations.

Members of the Board are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Corporation; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Corporation’s operations. Board members have full access to the Corporation’s records.

Ethical Business Conduct

In establishing its corporate governance practices, the Board has been guided by applicable Canadian securities legislation and the guidelines of the TSXV for effective corporate governance, including NP 58-201. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interests of its Shareholders, but that it also promotes effective decision making at the Board level.

While the Board has not adopted a formal code of business conduct or ethics, the Board encourages and promotes a culture of ethical business conduct within the Corporation.

It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates. In identifying potential candidates, the Board considers a number of factors, including, what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision making and the performance of individual directors.

Audit Committee

Please see the discussion under the heading “Audit Committee”.

Assessments

The Board is responsible to assess, on an ongoing basis, its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board’s execution of its responsibilities. The review will identify any areas where the directors of the Corporation or management believe that the Board could make a better collective contribution to overseeing the affairs of the Corporation. The Board is also responsible for regularly assessing the effectiveness and contribution of each director, having regard to the competencies and skills each director is expected to bring to the Board.

AUDIT COMMITTEE

The purpose of the Corporation’s Audit Committee is to provide assistance to the Board in fulfilling its legal fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation.

Pursuant to NI 52-110, the Corporation is required to disclose certain information with respect to its Audit Committee, as summarized below.

Charter

The Corporation must, pursuant to NI 52-110, have a written charter which sets out the duties and responsibilities of its Audit Committee. The terms of reference of the Audit Committee are substantially reproduced at Schedule “A” hereto.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is comprised of:

Name of Director	Independent (Yes/No)
Gary Litwack	YES
Frederico Marques	YES
Anna Hartley	NO

Notes:

(1) Pursuant to Section 6.1.1. of NI 52-110, independence for the purposes of the Audit Committee means the director is not an executive officer, employee or control person of the Corporation or an affiliate of the Corporation.

Relevant Education and Experience

Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter.

Mr. Litwack has more than 25 years of experience advising boards and management of public companies on their financial and other reporting obligations, and has worked extensively in reviewing and assisting in the preparation of MD&A and other financial reporting. He has extensive experience with both commercial industry and capital markets arrangements entered into by resource companies.

Mr. Marques has more than 25 years of experience on global transactions, particularly in the natural resources, renewable energy, agribusiness, and construction sectors. He has previously worked as an in-house counsel for some of the leading and largest Brazilian public companies and was a former member of the executive committee and co-head of the mining committee of the Brazil-Canada Chamber of Commerce.

Ms. Hartley has over 20 years of experience in equity asset management and equity analysis at prominent financial institutions in London and New York. She has a Master of Business Administration from London Business School in the category of Sloan Masters in Leadership and Strategy.

Each member of the Audit Committee has:

(a)	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)	the ability to assess the general application of those principles in connection with the estimates, accruals and reserves;

(c)	experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (securities regulatory authority exemption).

The Corporation is relying on the exemption in Section 6.1 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Corporation’s external auditors, and approve in advance the provision of services other than audit services and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Corporation. The Audit Committee is authorized to approve any non-audit services or additional work, which the Chairman of the Audit Committee deems as necessary.

External Auditor Service Fees (By Category)

The fees for auditor services billed by the Corporation’s external auditors for the last two fiscal years are as follows:

Financial Year(1) (2)	Audit Fees	Audit-related Fees	Tax Fees	All Other Fees
2018	$175,443.80	$113,163.14	$8,947.34	$-
2019	$153,252.58	$-	$24,717.00	$-

Notes:

(1) 2018 included all of the services related to, and review of, the Qualifying Transaction. Prior to 2018, the Corporation was a capital pool company which did not carry on any active business.

ADDITIONAL INFORMATION

Financial information of the Corporation is provided in the Corporation’s financial statements and management’s discussion and analysis for its most recently completed financial year. A copy of these documents may be obtained by contacting the Corporation’s Chief Financial Officer at Suite 2200, HSBC Building, 885 West Georgia St. Vancouver, BC V6C 3E8 Canada.

Copies of these documents as well as additional information relating to the Corporation contained in documents filed by the Corporation with the Canadian securities regulatory authorities may also be accessed through the SEDAR website at www.sedar.com.

Sigma Lithium Resources Corporation

Management Information Circular for the Annual Meeting of Shareholders

to be held on December 29, 2020

SCHEDULE “A”

Audit Committee Charter

This Audit Committee Charter (this “Charter”) has been adopted by the Board (as defined below) as of May 16, 2018.

1.	THE BOARD OF DIRECTORS’ MANDATE FOR THE AUDIT COMMITTEE

The Board of Directors (the “Board”) has responsibility for the stewardship of Sigma Lithium Resources Corporation (together with its subsidiaries, as applicable, the “Corporation”). To discharge that responsibility, the Board is obligated by the Canada Business Corporations Act to supervise the management of the business and affairs of the Corporation. The Board’s supervisory function involves Board oversight or monitoring of all significant aspects of the management of the Corporation’s business and affairs.

Public financial reporting and disclosure by the Corporation are fundamental to the Corporation’s business and affairs. The objective of the Board’s monitoring of the Corporation’s financial reporting and disclosure is to gain reasonable assurance of the following:

(a)	that the Corporation complies with all applicable laws, regulations, rules, policies and other requirement of governments, regulatory agencies and stock exchanges, if applicable, relating to financial reporting and disclosure;

(b)	that the accounting principles, significant judgements and disclosures which underlie or are incorporated in the Corporation’s financial statements are appropriate in the prevailing circumstances;

(c)	that the Corporation’s quarterly and annual financial statements are accurate within a reasonable level of materiality and present fairly the Corporation’s financial position and performance in accordance with generally accepted accounting principles; and

(d)	that appropriate information concerning the financial position and performance of the Corporation is disseminated to the public, to the extent required by applicable securities laws, in a timely manner in accordance with corporate and securities law and with stock exchange regulations, if applicable.

The Board is of the view that monitoring of the Corporation’s financial reporting and disclosure policies and procedures cannot be reliably met unless the following activities (the “Fundamental Activities”) are, in all material respects, conducted effectively:

(a)	the Corporation’s accounting functions are performed in accordance with a system of internal financial controls designed to capture and record properly and accurately all of the Corporation’s financial transactions and consistent with internal financial controls implemented by companies of similar size and peer group as the Corporation;

(b)	the internal financial controls are regularly assessed for effectiveness and efficiency consistent with assessments performed by companies of similar size and peer group as the Corporation;

(c)	the Corporation’s quarterly and annual financial statements are properly prepared by management to comply with International Financial Reporting Standards (“IFRS”); and

(d)	the Corporation’s annual financial statements (and, if determined necessary by the Board, its quarterly financial statements) are reported on by an external auditor appointed by the shareholders of the Corporation.

To assist the Board in its monitoring of the Corporation’s financial reporting and disclosure, and to conform to applicable corporate and securities law, the Board has established the Audit Committee (the “Committee”) of the Board.

The role of the Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Corporation, including its consolidated financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

2.	COMPOSITION OF COMMITTEE

The Committee shall be appointed annually by the Board and consist of at least three members from among the directors of the Corporation, at least a majority of whom (or, if required by applicable law or stock exchange rules, each of whom) shall be an independent director. Officers of the Corporation who are also directors may not serve as members of the Committee. In accordance with National Instrument 58-101, a director is considered “independent” to the Corporation if he or she has no direct or indirect “material relationship” with the Corporation or any of its subsidiaries which could, in the view of the Board, reasonably interfere with the exercise of his or her independent judgment. Notwithstanding the foregoing, a director will be deemed to have a “material relationship” with the Corporation (and therefore be considered as not independent) if he or she falls in one of the categories listed in Exhibit “A” attached hereto. All members of the Committee must also be “financially literate” (meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected and be raised by the Corporation’s financial statements).

The Board shall designate a chairperson of the Committee (the “Chair”).

In the event of a vacancy arising in the Committee or a loss of independence of any member (if previously independent and as a result the composition of the Committee no longer meets applicable independence requirements), the Committee will fill the vacancy within six months or by the following annual shareholders’ meeting if sooner.

3.	RELIANCE ON EXPERTS

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be entitled to rely in good faith upon:

(a)	financial statements of the Corporation represented to him by an officer of the Corporation or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles; and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4.	LIMITATIONS ON COMMITTEE’S DUTIES

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. The essence of the Committee’s duties is monitoring and reviewing to endeavor to gain reasonable assurance (but not to ensure) that the Fundamental Activities are being conducted effectively and that the objectives of the Corporation’s financial reporting are being met and to enable the Committee to report thereon to the Board.

5.	AUDIT COMMITTEE RESPONSIBILITIES (GENERAL)

This Charter outlines how the Committee will satisfy the requirements set forth by the Board in its mandate, reflecting the following:

•	Operating principles;

•	Operating procedures; and

•	Specific responsibilities and duties.

While the Committee has the responsibilities set forth in this Charter, it is not the duty of the Committee to prepare the financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. Primary responsibility for the financial reporting, information systems, risk management, and disclosure controls and internal controls of the Corporation is vested in management.

(a)	Operating Principles

The Committee shall fulfill its responsibilities within the context of the following principles:

(i)	Committee Values

The Committee expects management of the Corporation to operate in compliance with corporate policies; reflecting laws and regulations governing the Corporation; and to maintain strong financial reporting and control processes.

(ii)	Communications

The Committee, and its members, expect to have direct, open and frank communications throughout the year with management, other committee chairs, the external auditors, and other key Committee advisors or Corporation staff members, as applicable.

(iii)	Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that may be lawfully delegated.

(iv)	Financial Literacy

All Committee members should be sufficiently versed in financial matters to read and understand the Corporation’s financial statements and also to understand the Corporation’s accounting practices and policies and the major judgements involved in preparing the financial statements.

(v)	Annual Committee Work Plan

The Committee, in consultation with management and the external auditors, shall develop an annual Committee work plan responsive to the Committee’s responsibilities as set out in this Charter. In addition, the Committee, in consultation with management and the external auditors, shall participate in a process for review of important financial topics that have the potential to impact the Corporation’s financial disclosure.

The work plan will be focused primarily on the annual and interim financial statements of the Corporation; however, the Committee may at its sole discretion, or the discretion of the Board, review such other matters as may be necessary to satisfy the obligations set out in this Charter.

(vi)	Meeting Agenda

Committee meeting agendas shall be the responsibility of the Chair of the Committee in consultation with other Committee members, senior management and the external auditors.

(vii)	Committee Expectations and Information Needs

The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors at a reasonable time in advance of meeting dates.

(viii)	Access to Committee

Representatives of the external auditor and management of the Corporation shall have access to the Committee each in the absence of the other.

(ix)	External Resources

To assist the Committee in discharging its responsibilities, the Committee may at its discretion, in addition to the external auditors, at the expense of the Corporation, retain one or more persons having special expertise, including independent counsel.

(x)	In Camera Meetings

At the discretion of the Committee, the members of the Committee shall meet in private session with the external auditors. In addition, at the discretion of the Committee, the members of the Committee shall meet in private with management of the Corporation, without the auditors being present at such meeting.

(xi)	Reporting to the Board

The Committee, through its Chair, shall report after each Committee meeting to the Board at the Board’s next regular meeting.

(xii)	The External Auditors

The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall report directly to and be accountable to the Board through the Committee. The external auditors shall report all material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general, to the Committee.

(b)	Operating Procedures

(i)	The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meetings shall be held at the call of the Chair, upon the request of two members of the Committee or at the request of the external auditors.

(ii)	A quorum shall be a majority of the members.

(iii)	Unless the Committee otherwise specifies, the Corporate Secretary (or her or his deputy) of the Corporation shall act as Corporate Secretary of all meetings of the Committee.

(iv)	In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

(v)	A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each director of the Corporation in a timely fashion.

(vi)	Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member of the Committee may in any manner waive a notice of the meeting. Attendance of a member of the Committee at a meeting constitutes waiver of notice of the meeting, except where the member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called.

(vii)	Subject to any law or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next regularly scheduled meeting of the Board).

6.	SPECIFIC RESPONSIBILITIES AND DUTIES OF AUDIT COMMITTEE

To fulfill its responsibilities and duties, the Committee shall:

(a)	Financial Reporting

(i)	Review, prior to public release, the Corporation’s annual and quarterly financial statements with management and the external auditors (with respect to quarterly financial statements, if they are to be reviewed by the external auditors) with a view to gaining reasonable assurance that the statements (A) are accurate within reasonable levels of materiality, (B) complete, and (C) represent fairly the Corporation’s financial position and performance in accordance with IFRS. The Committee shall report thereon to the Board before such financial statements are approved by the Board (with respect to quarterly financial statements, if they are to be prepared and approved by the Board, and not just the Committee).

(ii)	Receive from the external auditors reports of their review of the annual and quarterly financial statements (with respect to quarterly financial statements, if they are to be reviewed by the external auditors) and any management letters issued to the management of the Corporation.

(iii)	Receive from management a copy of any representation letter provided to the external auditors and receive from management any additional representations required by the Committee.

(iv)	Review, prior to public release, to the extent required pursuant to applicable securities laws, and, if appropriate, recommend approval to the Board, of news releases, to the extent required pursuant to applicable securities laws, and reports to shareholders issued by the Corporation with respect to the Corporation’s annual and quarterly financial statements.

(v)	Review and, if appropriate, recommend approval to the Board of financial statements included in prospectuses, material change disclosures of a financial nature, management discussion and analysis, annual information forms and similar components of disclosure documents that may be issued by the Corporation.

(vi)	Review and validate procedures for the receipt, retention and resolution of complaints received by the Corporation from any party regarding accounting, auditing or internal controls. For greater certainty, the Committee’s responsibilities in this area will not include complaints about minor operational issues. Examples of minor operational issues include late payment of invoices, minor disputes over accounts owing or receivable, revenue and expense allocations and other similar items characteristic of the normal daily operations of the accounting department of a mining company.

(b)	Accounting Policies

(i)	Review with management and the external auditors the appropriateness of the Corporation’s accounting policies, disclosures, reserves, key estimates and judgements, including changes or variations thereto.

(ii)	Obtain reasonable assurance that they are in compliance with IFRS from management and external auditors and report thereon to the Board.

(iii)	Review with management and the external auditors the degree of conservatism of the Corporation’s underlying accounting policies, key estimates and judgements and provisions along with quality of financial reporting.

(iv)	Participate, if requested, in the resolution of disagreements, between management and the external auditors.

(v)	If applicable, review with management the policies and procedures used for the categorization of flow-through expenditures and the qualification of such expenditures to satisfy the Corporation’s existing obligations.

(c)	Risk and Uncertainty

(i)	Acknowledging that it is the responsibility of the Board, in consultation with management, to identify the principal business risks facing the Corporation, determine the Corporation’s tolerance for risk and approve risk management policies. The Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled by:

A.	reviewing with management the Corporation’s tolerance for financial risks;

B.	reviewing with management its assessment of the significant financial risks facing the Corporation;

C.	reviewing with management the Corporation’s policies and any proposed changes thereto for managing those significant financial risks; and

D.	reviewing with management its plans, processes and programs to manage and control such risks.

(ii)	Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board in a timely fashion.

(iii)	Review foreign currency, interest rate and commodity price risk mitigation strategies, including the use of derivative financial instruments.

(iv)	Review the adequacy of insurance coverages maintained by the Corporation.

(v)	Review regularly with management, the external auditors and the Corporation’s legal counsel, any legal claims or other contingencies, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the manner in which these matters have been disclosed in the financial statements.

(d)	Financial Controls and Control Deviations

(i)	Review the plans of the external auditors to gain reasonable assurance that the evaluation and testing of applicable internal financial controls is comprehensive, coordinated and cost-effective.

(ii)	Receive regular reports from management and the external auditors on all significant deviations or indications/detection of fraud and the corrective activity undertaken in respect thereof.

(iii)	Institute a procedure that will permit any employee of the Corporation, including management employees, to bring to the attention of the Chair, under conditions of confidentiality, concerns relating to financial controls and reporting which are material in scope and which cannot be addressed, in the employee’s judgement, through existing reporting structures in the Corporation.

(iv)	Receive and periodically assess reports from management on the policies and procedures used to asses and ensure the adequacy of controls over financial information disclosed to the public, which is extracted or derived from the Corporation’s financial statements.

(e)	Compliance with Laws and Regulations

(i)	Review regular reports from management and others (e.g. external auditors) with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements including:

A.	tax and financial reporting laws and regulations;

B.	legal withholding requirements; and

C.	other laws and regulations which expose directors to liability.

(ii)	Review the filing status of the Corporation’s tax returns, (if applicable) flow-through share renunciation filings and those of its subsidiaries.

(f)	Relationship with External Auditors

(i)	Recommend to the Board the nomination of the external auditors.

(ii)	Approve the remuneration and the terms of engagement of the external auditors as set forth in the relevant engagement letter. The Chair has the authority to pre-approve non-audit services which may be required from time to time.

(iii)	Review the performance of the external auditors annually or more frequently as required.

(iv)	Receive annually from the external auditors an acknowledgement in writing that the shareholders, as represented by the Board and the Committee, are their primary client.

(v)	Receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services by the Corporation.

(vi)	Review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit, and the materiality levels which the external auditors propose to employ.

(vii)	Meet with the external auditors in the absence of management to determine, inter alia, that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee.

(viii)	Establish effective communication processes with management and the Corporation’s external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee.

(ix)	Establish a reporting relationship between the external auditors and the Committee such that the external auditors can bring directly to the Committee matters that, in the judgement of the external auditors, merit the Committee’s attention. In particular, the external auditors will advise the Committee as to disagreements between management and the external auditors regarding financial reporting and how such disagreements were resolved.

(g)	Other Responsibilities

(i)	After consultation with the Chief Financial Officer and the external auditors, consider at least annually, the quality and sufficiency of the Corporation’s accounting and financial personnel and other resources.

(ii)	Approve in advance non-audit services, including tax advisory and compliance services, provided by the external auditors. However, the Committee can establish a threshold amount for fees for non-audit services to be provided by the external auditors without advance approval of the Committee. The nature of such services and the associated cost will be provided to the Committee at the next following meeting.

(iii)	Investigate any matters that, in the Committee’s discretion, fall within the Committee’s duties.

(iv)	Perform such other functions as may from time to time be assigned to the Committee by the Board.

(v)	Review this Charter on a regular basis and prepare any appropriate updates for approval by the Board.

(vi)	Review disclosures regarding the organization and duties of the Committee to be included in any public document, including quarterly and annual reports to shareholders, information circulars and annual information forms.

SIGMA LITHIUM RESOURCES CORPORATION

AUDIT COMMITTEE CHARTER

EXHIBIT “A”

Meaning of “material relationship”

A “material relationship” is a relationship that could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. The following individuals are considered to have a material relationship with the issuer:

A.	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

B.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

C.	an individual who: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

D.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual: (i) is a partner of a firm that is the issuer’s internal or external auditor; (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

E.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

F.	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

An individual will not be considered to have a material relationship with the issuer solely because (a) he or she had a relationship identified above if that relationship ended before March 30, 2004; or (b) he or she had a relationship identified above by virtue of such relationship being with a subsidiary entity or a parent of that issuer, if that relationship ended before June 30, 2005.

An individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member (a) has previously acted as an interim chief executive officer of the issuer, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

For the purposes of “C” and “D” above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

For the purposes of “F” above, direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the issuer, and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Despite any determination made whether an individual has a material relationship with an issuer, an individual who (a) accepts directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer. The indirect acceptance by an individual of any such consulting, advisory or other compensatory fee includes acceptance of a fee by (a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

“company” - any corporation, incorporated association, incorporated syndicate or other incorporated organization;

“control” - the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise;

“executive officer” of an entity – means an individual who is (a) a chair of the entity; (b) a vice-chair of the entity;

(c) the president of the entity; (d) a vice-president of the entity in charge of a principal business unit, division or function including sales, finance or production; (e) an officer of the entity or any of its subsidiary entities who performs a policy-making function in respect of the entity; or (f) any other individual who performs a policy-making function in respect of the entity;

“issuer” includes a subsidiary entity of the issuer and a parent of the issuer;

“person” - an individual partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative; and

“subsidiary entity” - a person or company is considered to be a subsidiary entity of another person or company if

(a) it is controlled by (i) that other, or (ii) that other and one or more persons or companies each of which is controlled by that other, or (iii) two or more persons or companies, each of which is controlled by that other; or

(b) it is a subsidiary entity of a person or company that is the other’s subsidiary entity.